As filed with the Securities and Exchange Commission on February 23, 2005

Registration Statement No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BANCORP RHODE ISLAND, INC.

(Exact name of registrant as specified in its charter)

Rhode Island	05-0509802
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

One Turks Head Place

Providence, Rhode Island 02903

(401) 456-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Merrill W. Sherman

President and Chief Executive Officer

Bancorp Rhode Island, Inc.

One Turks Head Place

Providence, Rhode Island 02903

(401) 456-5000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Margaret D. Farrell, Esq.	William P. Mayer, Esq.
Hinckley, Allen & Snyder LLP	Kathryn I. Murtagh, Esq.
50 Kennedy Plaza, Suite 1500	Goodwin Procter LLP
Providence, RI 02903-3293	Exchange Place
Telephone : (401) 274-2000	Boston, MA 02109
Telecopy: (401) 277-9600	Telephone: (617) 570-1534
Telecopy: (617) 523-1231

Approximate date of commencement of proposed sale to public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box:  ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Common Stock, $0.01 par value per share	632,500	$39.75	$25,141,875	$2,959.20

(1)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the average of the high and low prices of the Registrant’s common stock as reported on the Nasdaq National Market on February 18, 2005.
(2)	Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated                     , 2005

PROSPECTUS

550,000 SHARES

COMMON STOCK

Bancorp Rhode Island, Inc. is the holding company for Bank Rhode Island, a commercial bank chartered as a financial institution in the State of Rhode Island and headquartered in Providence. We are offering for sale 550,000 shares of our common stock in an underwritten public offering. Our shares of common stock trade on the Nasdaq National Market under the symbol “BARI”. The last reported sale price of our common stock on February 18, 2005 was $39.51 per share.

Investing in our common stock involves risks, including the possible loss of principal. Therefore, before buying any shares of our common stock, you should carefully consider the section of this prospectus entitled “Risk Factors” beginning on page 8.

None of the Securities and Exchange Commission (SEC) nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The securities offered by this prospectus are not savings accounts, deposits or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other governmental agency.

	Per Share	Total
Public offering price	$	$
Underwriting commission to be paid by us	$	$
Net proceeds, before expenses, to us	$	$

The underwriter is offering shares of our common stock as described in the section of this prospectus entitled “Underwriting”. The underwriter may also purchase from us up to an additional 82,500 shares of our common stock, at the public offering price less the underwriting discount and commissions, to cover over-allotments, if any, within 30 days from the date of this prospectus. If the underwriter exercises this option in full, the total underwriting discounts and commissions will be $              and the total proceeds, before expenses, to us will be $            . Delivery of the shares will be made on or about                     , 2005.

The date of this prospectus is                     , 2005.

As a prospective investor, you should rely only on the information incorporated by reference or contained in this prospectus. Neither we nor the underwriter has authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. If anyone provides you with additional, different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell nor is it seeking an offer to buy shares of our common stock in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, and information incorporated by reference is accurate only as of the date of the incorporation by reference, regardless of the time of delivery of this prospectus or of any sale of common stock. Our business, financial condition, results of operations and prospects may have changed since those dates, respectively.

i

PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. Because this is a summary, it may not contain all of the information that you should consider before investing in our common stock. Therefore, you should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors,” as well as the consolidated financial statements and the other information that is incorporated by reference to this prospectus before making a decision to invest in our common stock. Unless the context otherwise requires, references in this prospectus to the “Company,” “we,” “us,” and “our” refer to Bancorp Rhode Island, Inc. and its consolidated subsidiaries. References to the “Bank” refer to our principal operating subsidiary, Bank Rhode Island.

Unless we indicate otherwise, the information in this prospectus assumes that the underwriter will not exercise its over-allotment option to purchase additional shares of common stock.

WHO WE ARE

Bancorp Rhode Island, Inc. is the holding company for Bank Rhode Island, a commercial bank chartered as a financial institution in the State of Rhode Island and headquartered in Providence. The Bank was formed in March 1996 as a result of the acquisition of 12 branches divested by Fleet Financial Group as part of the Fleet/Shawmut merger. The Bank became our wholly-owned subsidiary upon completion of our reorganization into a holding company on September 1, 2000. As of December 31, 2004, we had total assets of $1.2 billion, total deposits of $880.7 million and total shareholders’ equity of $78.9 million.

We provide a community banking alternative in the greater Providence area where we currently operate 14 branches in Rhode Island’s three most populous counties. We augment our branch network through online banking services and automatic teller machines (ATM’s), both owned and leased, located throughout the state.

The Bank is the fifth largest bank in Rhode Island, based on total deposits as of June 30, 2004 (excluding one bank that draws its deposits primarily from the internet), and the only mid-sized commercially focused bank headquartered in Providence, the state’s capital. We offer a wide variety of commercial real estate, business, residential and consumer loans, deposit products, nondeposit investment products, cash management and online banking services and other products and services designed to meet the financial needs of individuals and small- to mid-sized businesses.

We have a cohesive, experienced and locally-focused management team, many of whom have been with the Bank since inception, who foster an energetic and entrepreneurial culture. While we regularly promote from within, we have not hesitated to recruit senior executive talent to augment our management capabilities as we grow and our business becomes more complex. We have a diverse board of directors with strong personal and business ties to our community, which strengthens our ability to cultivate relationships with local businesses and individuals.

Our Growth

Our business has experienced significant growth. Since inception we have concentrated our asset generation efforts on commercial and consumer loans, allowing our residential mortgage loan portfolio to decline as a percentage of loans. Our deposit generation efforts have focused on relationship-based core deposit accounts, namely, checking and savings. Over the last five years, our total assets have grown from $632.0 million to $1.2 billion, our total loans have increased from $459.0 million to $886.3 million, and our total deposits have increased from $513.4 million to $880.7 million, representing compound annual growth rates of 14.4%, 14.1% and 11.4%, respectively. During the same period, our net income has grown from $4.4 million to $8.6 million and our diluted earnings per share have grown from $1.14 to $2.04, representing compound annual growth rates of 14.6% and 12.3%, respectively.

For the year ended December 31, 2004, our growth was as follows:

•	Total assets increased 13.3%, from $1.09 billion to $1.24 billion;

•	Commercial loans increased 21.2%, from $332.3 million to $402.8 million; and

•	Consumer loans increased 44.6%, from $115.8 million to $167.4 million.

•	Deposits increased 8.6%, from $811.3 million to $880.7 million.

•	Net income increased 19.4%, from $7.2 million in 2003 to $8.6 million in 2004.

•	Diluted earnings per share increased 15.3%, from $1.77 in 2003 to $2.04 in 2004.

Our Market Area

Greater Providence is a densely populated urban area. Based upon information provided by Claritas, Providence is the second most populous city in New England, after Boston. It ranks second in the rate of population growth, both since 2000 and projected over the next five years, relative to the ten largest cities in New England. Additionally, Rhode Island’s employment growth rate was the highest of the New England states between August 2003 and August 2004 according to the U.S. Bureau of Labor Statistics.

Like Boston, Providence boasts a number of institutions of higher learning. The City is home to Brown University, Rhode Island School of Design, Johnson & Wales University and Providence College. Additionally, a number of hospitals and other health care providers are headquartered in the Providence area, as are state and other governmental offices. These sectors, as well as the local national airport, T.F. Green, which was significantly expanded in 1995, are key drivers of the state’s economy.

The profile of the state’s businesses is decidedly small business-oriented. According to data furnished by the Rhode Island Department of Labor and Training (RIDLT), more than 95% of Rhode Island’s businesses have fewer than 50 employees. Since 1992, Rhode Island has experienced significant growth in the service, finance, insurance and real estate sectors, offsetting a substantial loss of manufacturing jobs and reflecting a dramatic realignment of what was once primarily a manufacturing based economy. While this growth is indicative of national trends, Rhode Island’s shift to these sectors has been significantly greater than the nation’s. Additionally, the RIDLT projects that Rhode Island’s growth in the service and finance sectors will surpass the nation’s growth in such sectors over the next five to seven years.

The City of Providence itself is enjoying an urban renaissance. It has preserved its architecturally distinctive flavor and enjoys numerous restaurants, theaters and other cultural venues, has a strong arts community and offers easy access to numerous recreational amenities. In recent years, both the Governor of Rhode Island and Mayor of Providence were elected on reform platforms and have taken steps to restore a sense of confidence and integrity to state and local government.

Thirteen of our fourteen branches are located in Providence and Kent Counties, the two most populous counties in Rhode Island. These counties contain 75% of the state’s population, 72% of its businesses and 79% of its jobs. The six largest cities in the state are located in these two counties, and we have branches in five of these six cities. We recently expanded into Washington County, the third most populous county in the state, with the successful opening of our North Kingstown branch. In the nine months since opening, the branch has surpassed our expectations by garnering over $25 million in deposits.

The Rhode Island banking market is dominated by three large banks, one national and two regional. Their combined market share in Providence and Kent Counties represents approximately 84% of the deposits (excluding the internet-based bank), reflecting an exceptionally high degree of market concentration. The smallest of these institutions has total assets in excess of $56 billion. We have just under 6% of the deposits in Providence and Kent Counties and the remainder is scattered among a dozen other institutions. None of these other institutions has a branch footprint similar to ours in Providence and Kent Counties. As a result, we regard the three large banks in our area as our primary competition.

The Rhode Island market has experienced slow to moderate economic growth over the past decade. Accordingly, our future growth depends largely on our ability to continue to attract business away from these large banks by continuing to increase our penetration in existing markets and successfully expanding in new markets. We believe we will enjoy continued success in winning business by offering a combination of competitive pricing for our services, quick decision making processes and a high level of personalized customer service to commercial, small business and other customers in the area who are seeking an alternative to the larger financial institutions.

Our Business Strategy

Our core strategy is to sufficiently differentiate ourselves from the large banks so as to attract business away from them. We seek to accomplish this through superior, relationship-based personal service, responsiveness, and our ability to set policies and procedures, as well as make decisions, locally. We believe we have a sophisticated commercial lending group and a solid footprint of branches which enable us to compete against the larger banks.

We believe we are well positioned to capitalize on the opportunities our marketplace, expertise and customer base afford us. Three primary opportunities are:

•	The consolidation of the banking industry in Rhode Island and our relatively small market share provides the opportunity for us to grow by continuing to increase our market penetration and expanding our market presence.

•	The prevalence of small businesses, our target customers, supports our focus on commercial lending as our primary business driver. We believe that service-oriented, relationship banking is meaningful to many businesses, and that our branch footprint has sufficient touch-points to make us accessible to these businesses.

•	Our customer relationships and core competencies provide opportunities for cross selling products to our existing customers and for developing new business lines that utilize our knowledge base.

Specifically, we plan to focus on the following specific operating and growth strategies:

•	Providing Superior, Relationship-Based Customer Service. We have distinguished ourselves from the larger institutions in our region by providing “high touch”, individualized, responsive, quality service. To provide this personalized service, we strive to recruit and train highly motivated employees who are able to make decisions and respond quickly to customers’ needs. We emphasize to our employees the importance of delivering a consistent and superior level of service and building further relationships with our customers. We believe our consistent, customer-focused approach across our entire organization provides us with a competitive advantage over the larger banks in our market.

•	Expanding Our Commercial Banking Relationships. Building on our past success in commercial lending, we seek to position ourselves as the “bank for business” in our market. Our strategy revolves around providing ready access to a knowledgeable, experienced commercial lending officer with a relationship orientation, able to respond to a broad range of business needs on a customized basis. Our lenders provide continuity and consistency in approach as well as value-added advice. We believe our ability to know our commercial customers, to provide a significant level of personal contact and to respond to their lending and banking needs on a more individualized basis will enable us to continue to attract relationship-oriented customers dissatisfied with the service and responsiveness of our larger competitors.

•	Growing Our Core Deposits. We stress growing the Bank’s “core deposit” base, namely checking and savings deposits. These deposits provide both a low cost source of funds for our lending operations and a potential source of fee income. These accounts, which generally represent a customer’s primary banking relationship, also present opportunities for cross-selling other products. We rely mainly on quality customer service and diversified products, as well as competitive pricing policies and advertising, to attract and retain these deposits.

•	Diversifying Our Products and Services and Increasing Noninterest Income. Over the years we have introduced new products and services in order to more fully service our customers as well as to broaden our sources of noninterest income. Such services and products include cash management and a nondeposit investment program which offers customers a variety of mutual funds and annuities. We have also expanded our consumer loan generation (largely home equity lines of credit and home equity term loans) through marketing programs with other local organizations and increased our residential mortgage origination capacity. We plan to continue to leverage off our knowledge base and customer relationships to diversify our business lines and sources of noninterest income.

•	Expanding Our Branch Network. We plan to broaden and deepen our branch footprint in order to provide more touch points for our customers, increase market awareness of our presence and enhance our franchise generally. While we expect that most of our growth will continue to be organic, we will consider acquisitions of individual branches or other institutions should attractive opportunities arise. We recently announced an expansion plan which calls for the construction and development of six branches over the next three to four years, using three branch models: a traditional branch, a smaller Xpress design tailored to commuters and drive-up traffic and a flagship Xcel model, which features innovative design, the latest technology and expanded hours and services. In April 2004, we opened an Xcel branch in North Kingstown, Rhode Island, which garnered in excess of $25 million in deposits in its first nine months of operation. An Xpress branch adjacent to our operations center in Lincoln, Rhode Island is scheduled to open in the Spring of 2005 and a traditional branch is scheduled to open in East Greenwich, Rhode Island in the Summer of 2005.

•	Maintaining Our Strong Asset Quality. While increasing our commercial business, commercial real estate and consumer loans, we have maintained strong asset quality. We believe that this experience is the result of conservative underwriting standards, experienced loan officers, diligent monitoring of our loan portfolio, ability to know our customers and a stable economy. At December 31, 2004, our nonperforming loans as a percentage of total loans was 0.08%.

Recent Developments

On January 10, 2005, we entered into a non-binding letter of intent to purchase substantially all of the operating assets of a lease financing business (the “Leasing Company”) located in the greater New York metropolitan area for a maximum aggregate purchase price of $1.9 million. Completion of this acquisition is subject to the successful negotiation of a purchase and sale agreement. If the transaction is consummated, the purchase price will be paid in shares of our common stock with $250,000 paid at the closing of the acquisition, up to $750,000 payable upon the achievement of certain performance goals over a three-year period and up to an additional $900,000 subject to an earn-out over five years.

In 2004, the Leasing Company originated approximately $20.4 million in leases. In November 2004, we acquired approximately $3.0 million of leases from the Leasing Company. Following consummation of the acquisition, we currently anticipate that we will retain a significant portion of the leases generated by the Leasing Company.

Corporate Information

Our executive offices are located at One Turks Head Place, Providence, Rhode Island 02903, our telephone number is (401) 456-5000 and our Internet address is http://www.bankri.com. The information on our Internet website is not incorporated by reference in this prospectus.

THE OFFERING

Common stock we are offering	550,000 shares[1]

Common stock outstanding after the offering	4,560,554 shares[2]

Net proceeds

The net proceeds of the offering will be approximately $20.0 million without the underwriter’s over-allotment option, assuming an offering price of $39.51 per share (based upon the closing price of our common stock on February 18, 2005).

Use of proceeds

We intend to use the net proceeds from the offering of shares of common stock by us in order to support our asset growth and continued expansion of the Bank’s business, and for other general corporate purposes, including working capital.

Dividends on common stock	We have historically paid quarterly cash dividends on our common stock, and currently intend to do so in the future. See “Market for Common Stock and Dividends.”

Nasdaq National Market symbol	BARI

Common stock purchased by Directors and Executive Officers in the offering

Certain of our officers and directors have indicated an intent to participate in the offering through the purchase of approximately 42,500 shares, in the aggregate. In anticipation of this participation, we have directed 42,500 shares to be reserved specifically for purchase by such officers and directors.

Risk Factors	Before investing, you should carefully review the information contained under “Risk Factors” beginning at page 8.

[1]	The number of shares of common stock offered assumes that the underwriter’s over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell 632,500 shares.
[2]	The number of shares of common stock outstanding after the offering is based on the number of shares outstanding as of December 31, 2004 and assumes that the underwriter’s over-allotment option is not exercised. It excludes an aggregate of 598,017 shares reserved for issuance under our stock incentive plans, under which options to purchase 487,805 shares at a weighted average exercise price of $19.30 had been granted and were outstanding as of December 31, 2004.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth selected consolidated historical financial and other data of the Company for the years ended December 31, 2004, 2003, 2002, 2001 and 2000. The selected consolidated financial data is derived in part from our Consolidated Financial Statements, which have been audited by KPMG LLP. The selected consolidated financial data set forth below does not purport to be complete and should be read together with, and are qualified in their entirety by, the more detailed information, including the Consolidated Financial Statements and related Notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

	As of and for the year ended December 31,
	2004	2003	2002(a)	2001	2000
	(Dollars in thousands, except Per Share Data)
Statement of operations data:
Interest income	$57,719	$51,773	$53,507	$55,903	$50,035
Interest expense	19,625	19,453	22,180	26,537	23,678

Net interest income	38,094	32,320	31,327	29,366	26,357
Provision for loan and lease losses	900	1,600	1,875	1,669	1,542
Noninterest income	8,581	8,830	7,083	5,231	3,578
Noninterest expense	32,865	28,790	25,024	23,196	19,662

Income before taxes	12,910	10,760	11,511	9,732	8,731
Income taxes	4,296	3,546	3,849	3,417	3,113

Net income	$8,614	$7,214	$7,662	$6,315	$5,618

Per share data:
Basic earnings per common share	$2.17	$1.89	$2.04	$1.69	$1.51
Diluted earnings per common share	$2.04	$1.77	$1.92	$1.62	$1.49
Dividends per common share	$0.58	$0.56	$0.53	$0.48	$0.42
Dividend pay-out ratio	28.4%	31.6%	27.6%	29.6%	28.2%
Book value per common share	$19.68	$18.53	$17.59	$15.74	$14.29
Tangible book value per common share	$16.99	$15.76	$14.53	$12.88	$11.09
Average common shares outstanding—Basic	3,975,413	3,819,232	3,758,214	3,730,910	3,728,688
Average common shares outstanding—Diluted	4,222,856	4,085,878	3,996,670	3,900,028	3,768,589
Balance sheet data:
Total assets	$1,239,069	$1,093,971	$1,012,877	$862,250	$739,420
Investment securities	104,600	98,595	101,329	49,453	47,296
Mortgage-backed securities	159,946	106,618	156,114	150,650	117,431
Commercial loans and leases	402,770	332,266	280,967	239,364	212,818
Residential mortgage loans	316,135	366,230	297,763	310,212	247,923
Consumer and other loans	167,396	115,786	91,928	61,388	58,084

Total loans and leases receivable	886,301	814,282	670,658	610,964	518,825

Allowance for loan and lease losses	11,906	11,078	10,096	8,524	7,294
Goodwill, net	10,766	10,766	10,766	10,766	11,930

Demand deposit accounts	167,682	159,916	137,920	112,925	106,088
NOW accounts	108,159	129,398	100,476	44,445	36,910
Money market accounts	16,489	16,937	10,660	9,914	12,283
Savings accounts	339,836	292,277	290,981	254,861	210,728
Certificates of deposit accounts	248,508	212,755	221,874	248,268	265,623

Total Deposits	880,674	811,283	761,911	670,413	631,632

Borrowings	271,386	203,622	179,305	129,398	51,889
Common shareholders’ equity	78,923	72,107	66,427	59,097	53,292

Total shareholders’ equity	78,923	72,107	66,427	59,097	53,292

	As of and for the year ended December 31,
	2004	2003	2002(a)	2001	2000
	(Dollars in thousands, except Per Share Data)
Average balance sheet data:
Total assets	$1,168,036	$1,046,741	$947,205	$818,905	$679,085
Investment securities	102,827	91,153	71,481	49,881	47,034
Mortgage-backed securities	132,946	123,524	177,753	130,342	86,114

Commercial loans and leases	369,263	309,105	259,673	221,966	197,200
Residential mortgage loans	337,825	334,754	293,117	301,729	243,706
Consumer and other loans	141,462	103,315	69,755	60,705	50,421

Total loans and leases receivable	848,550	747,174	622,545	584,400	491,327

Allowance for loan and lease losses	11,490	10,739	9,375	8,056	6,472
Goodwill, net	10,766	10,766	10,766	11,373	12,540

Demand deposit accounts	168,960	141,438	119,673	100,100	82,518
NOW accounts	123,064	114,767	65,466	39,642	31,555
Money market accounts	16,315	11,587	10,114	10,799	14,113
Savings accounts	325,019	301,667	275,263	236,608	192,217
Certificates of deposit accounts	225,381	210,081	235,822	257,646	252,521

Total Deposits	858,739	779,540	706,338	664,795	572,924

Borrowings	227,365	192,068	174,668	115,677	54,471
Common shareholders’ equity	74,704	69,010	61,922	56,101	48,530
Total shareholders’ equity	74,704	69,010	61,922	56,101	48,530
Operating ratios:
Interest rate spread	3. 07%	2.91%	3.04%	3.12%	3.44%
Net interest margin	3.44%	3.28%	3.48%	3.75%	4.10%
Efficiency ratio (b)	70.41%	69.96%	65.15%	67.05%	65.68%
Return on average assets (c)	0.74%	0.69%	0.81%	0.77%	0.83%
Return on average equity (c)	11.53%	10.45%	12.37%	11.26%	11.58%
Assets quality ratios:
Nonperforming loans to total loans	0.08%	0.30%	0.11%	0.12%	0.10%
Nonperforming assets to total assets	0.06%	0.23%	0.08%	0.12%	0.07%
Allowance for loan and lease losses to nonperforming loans	1,624.28%	449.96%	1,371.74%	1,132.01%	1,435.83%
Allowance for loan and lease losses to total loans	1.34%	1.36%	1.51%	1.40%	1.41%
Net loans charged-off to average loans outstanding	0.01%	0.08%	0.05%	0.08%	(0.01)%
Capital ratios:
Average shareholders’ equity to average total assets	6.40%	6.59%	6.54%	6.85%	7.15%
Tier I leverage ratio	7.06%	6.76%	6.19%	5.93%	5.91%
Tier I risk-based capital ratio	10.01%	9.71%	9.63%	9.86%	9.50%
Total risk-based capital ratio	11.26%	10.92%	10.88%	11.10%	10.76%
Other information:
Trust preferred securities issued	$18,000	$13,000	$8,000	$3,000	—

(a)	Earnings for 2002 and subsequent years were positively impacted by the Company’s adoption of Statement of Financial Accounting Standards (“SFAS”) 142, “Goodwill and Other Intangible Assets” and SFAS 147, “Acquisitions of Certain Financial Institutions.” These Statements required the Company to cease amortizing its goodwill and begin reviewing it at least annually for impairment. In prior years, the amount of this amortization was $1.2 million annually. Also see discussion under “Recent Accounting Developments.”
(b)	Calculated by dividing total noninterest expenses by net interest income plus noninterest income.
(c)	Excludes cumulative effect of change in accounting principle, net of taxes.

RISK FACTORS

Investing in our common stock involves a degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our Company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Associated with Our Business

Competition with other financial institutions could adversely affect our franchise growth and profitability.

We face significant competition from a variety of traditional and nontraditional financial service providers both within and outside of Rhode Island, both in making loans and generating deposits. Our most significant competition comes from one national, and two large regional banking institutions that have dominant market share positions in Rhode Island, namely, Bank of America, Citizens, and Sovereign. These large banks have well-established, broad distribution networks and greater financial resources than we do, which have enabled them to market their products and services extensively, offer access to a greater number of locations and products, and price competitively.

We also face competition from a number of local financial institutions with branches in Rhode Island and in nearby Massachusetts, some of which have been acquired by both local and out-of-state service providers. Additionally, we face competition from out-of-state financial institutions which have established loan production offices in our marketplace, and from non-bank competitors. Competition for deposits also comes from short-term money market funds, other corporate and government securities funds and non-bank financial institutions such as brokerage firms, insurance companies and credit unions, the latter of which have recently experienced a resurgence in our market. Many of our non-bank competitors are not subject to the same degree of regulation as that imposed on federally insured state chartered banks, which gives these competitors an advantage over us in providing certain services. Such competition may limit our growth and profitability in the future.

Changes in regional and national economic conditions could adversely affect our profitability.

The population in our market area is growing slowly and economic growth in the Rhode Island area has been slow to moderate over the past several years. New England, hard hit by the 2001 recession, has trailed other parts of the nation in terms of general economic growth. Additionally, Rhode Island businesses, like many companies throughout the United States, are struggling with rapidly increasing health care costs, which may adversely affect the earnings and growth potential for such companies, which may in turn negatively impact Rhode Island’s ability to attract and retain businesses in the state. Our borrowers’ ability to honor their repayment commitments is generally dependent upon the level of economic activity and general health of the regional economy. Furthermore, economic conditions beyond our control, such as the strength of credit demand by customers and changes in the general levels of interest rates, may have a significant impact on our operations, including decreases in the value of collateral securing loans. Therefore, an economic recession in our market area adversely affecting growth could cause significant increases in nonperforming assets, thereby reducing operating profits or causing operating losses, impairing liquidity and eroding capital.

Fluctuations in interest rates could adversely impact our net interest margin.

Our earnings depend to a great extent on our net interest margin, which is the difference between interest income that we earn on loans and investments and the interest expense paid on deposits and other borrowings. When maturities of assets and liabilities are not balanced, a rapid increase or decrease in interest rates could have an adverse effect on our net interest margin and results of operation. Interest rates are highly sensitive to factors that are beyond our control, including general economic conditions, inflation rates, change in the slope of the yield curve, business activity levels, money supply and the policies of various government and regulatory authorities. For example, increases in the discount rate by the Board of Governors of the Federal Reserve System usually lead to rising interest rates, which affect our interest income, interest expense and investment portfolio. In addition, governmental policies such as the creation of a tax deduction for individual retirement accounts could increase savings rates and may affect our cost of funds. The nature, timing and effect of any future changes in interest rates on us and our results of operations are not predictable.

Change in the composition of our loan portfolio may result in greater risk of losses.

At December 31, 2004, 45.4% of our loan portfolio consisted of commercial real estate, business, construction loans and leases, an increase from 40.8% of our loan portfolio at December 31, 2003. We intend to continue to emphasize the origination of these types of loans. These loans generally have greater risk of nonpayment and loss than residential mortgage loans because repayment of these types of loans often depends on the successful business operation and income stream of the borrowers. Such loans typically involve larger loan balances to single borrowers or groups of related borrowers than do individual one-to four-family residential loans. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss compared to an adverse development with respect to a single one-to four-family residential mortgage loan.

If our allowance for loan and lease losses is not sufficient to cover actual loan and lease losses, our earnings could decrease.

The risk of loan and lease losses varies with, among other things, general economic conditions, the character and size of the portfolio, delinquency trends, industry loss experience, nonperforming loan trends, the creditworthiness of borrowers and, in the case of a collateralized loan, the value of the collateral. Based upon such factors, we arrive at what we believe is an appropriate allowance for loan and lease losses by maintaining a risk rating system that classifies all loans and leases into varying categories by degree of credit risk, and establishes a level of allowance associated with each category. As part of our ongoing evaluation process, including a formal quarterly analysis of allowances, we make various subjective judgments as to the appropriate level of allowance with respect to each category, judgments as to the categorization of any individual loan or lease, as well as additional subjective judgments in ascertaining the probability and extent of any potential losses. If our subjective judgments prove to be incorrect, our allowance for loan and lease losses may not cover inherent losses in our loan and lease portfolio, or if bank regulatory officials or changes in economic conditions require us to increase the allowance for loan and lease losses, our earnings could be significantly and adversely affected. Material additions to our allowance would materially decrease our net income. At December 31, 2004, our allowance for loan and lease losses totaled $11.9 million, representing 1.34% of total loans.

Our growth strategy may limit increases in profitability.

We have sought to increase the size of our franchise by pursuing business development opportunities and have grown substantially since inception. We believe that we have demonstrated success to date in deposit and loan generation. To the extent we open additional branches, through our current expansion plan or otherwise, we are likely to experience higher operating expenses relative to operating income from the new branches, which may limit increases in profitability over the course of the expansion plan. Our ability to increase profitability by establishing new branches is dependent on our ability to identify advantageous branch locations and generate new deposits and loans from those locations that will create an acceptable level of net income. There can be no assurance that new and relocated branches will generate an acceptable level of net income for us or that we will be able to successfully establish new branch locations in the future. In addition, there can be no assurance that we will be successful in developing new business lines or that any new products or services we introduce will be profitable.

Extensive government regulation and supervision have a significant impact on our operations.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. These regulations are intended primarily for the protection of our depositors and customers, rather than for the benefit of investors. Our compliance with these regulations is costly and restricts certain activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits and locations of offices. We are also subject to capitalization guidelines established by regulators, which require us to maintain adequate capital to support our growth. Furthermore, the addition of new branches requires the approval of the FDIC as well as state banking authorities in Rhode Island.

The laws and regulations applicable to the banking industry could change at any time. There is no way to predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, the cost of compliance with new laws and regulations applicable to the banking industry could adversely affect our operations and profitability.

The growth of our business is substantially dependent on our management team.

Our future success and profitability is substantially dependent upon the management and banking abilities of our senior executives, who have substantial background and experience in banking and financial services, as well as personal contacts, in the Rhode Island market and the region generally. Competition for such personnel is intense, and we cannot assure you that we will be successful in retaining such personnel. Changes in key personnel and their responsibilities may be disruptive to our business and could have a material adverse effect on our business, financial condition and results of operations.

Our operating history is not necessarily indicative of future operating results.

The Company, as the holding company of the Bank, has no significant assets other than the common stock of the Bank. While we have operated profitably since our first full quarter of operations, future operating results may be affected by many factors, including regional economic conditions, interest rate fluctuations and other factors that may affect banks in general, all of which factors may limit or reduce our growth and profitability. For example, in the past, we have consistently grown our core deposit base, including checking account balances. However, we experienced a decline in checking account balances during the second half of 2004. Although the decline appears to be due to lower account balances rather than customer loss, we cannot predict whether this decline is temporary or reflects a longer-term trend. Similarly, our nonperforming asset levels and loan losses have been extraordinarily low since inception. Industry experience suggests that this is unlikely to continue indefinitely.

Recent changes in accounting standards could limit the desirability of granting stock options, which could harm our ability to attract and retain employees, and could also negatively impact our results of operations.

The Financial Accounting Standards Board is requiring all companies to treat the fair value of stock options granted to employees as an expense effective for the first interim reporting period that begins after June 15, 2005. When this change becomes effective, we and other companies will be required to record a compensation expense equal to the fair value of each stock option granted. Currently, we are generally not required to record compensation expense in connection with stock option grants. When we are required to expense the fair value of stock option grants, it may reduce the attractiveness of granting stock options because of the additional expense associated with these grants, which would negatively impact our results of operations. For example, had we been required to expense stock option grants by applying the measurement provisions of Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation,” our recorded net income for the year ended December 31, 2004 of approximately $8.6 million would have been reduced to $8.1 million.

We have broad discretion over the use of proceeds from this offering.

The “Use of Proceeds” section reflects our current best estimate of the use of the net proceeds of this offering. We have not allocated specific amounts of the net proceeds to specific purposes and will have considerable discretion in the application of the net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that either do not produce income or lose value. See “Use of Proceeds.”

Risks Associated with the Offering

Even though our common stock is currently traded on the Nasdaq Stock Market’s National Market System, it has less liquidity than the average stock quoted on a national securities exchange.

While our common stock has traded on Nasdaq since 1998 and has developed a limited market, there can be no assurance, and we cannot predict, that an active public market will be sustained upon completion of this offering or that the market price of the common stock will not decline below the public offering price. Because of this, it may be more difficult for you to sell a substantial number of shares for the same price at which you could sell a smaller number of shares.

We cannot predict the effect, if any, that future sales of our common stock in the market, issuance of our common stock in acquisition transactions, or the availability of shares of common stock for sale in the market, will have on the market price of our common stock. We, therefore, can give no assurance that sales of substantial amounts of common stock in the market, or the potential for large amounts of sales in the market, would not cause the price of our common stock to decline or impair our future ability to raise capital through sales of our common stock.

Fluctuations in the price of our stock could adversely impact your investment.

The market price of our common stock may be subject to significant fluctuations in response to variations in the quarterly operating results, changes in management, announcements of new products or services by us or our competitors, legislative or regulatory changes, general trends in the industry and other events or factors unrelated to our performance. The stock market has experienced price and volume fluctuations which have affected the market price of the common stock of many companies for reasons frequently unrelated to the operating performance of these companies, thereby adversely affecting the market price of these companies’ common stock. Accordingly, there can be no assurance that the market price of the common stock will not decline below the offering price.

There are limitations on our ability to pay dividends.

Our ability to pay dividends is subject to the financial condition of the Bank, as well as other business considerations. Payment of dividends by the Company is also restricted by statutory limitations. These limitations could have the effect of reducing the amount of dividends we can declare.

Purchasers of common stock in this offering will pay a substantial premium over the tangible book value of the stock acquired.

The offering price is substantially more per share than the tangible book value per share of the common stock being offered. The tangible book value of the common stock as of December 31, 2004 was $16.99 per share. Assuming an offering price of $39.51 per share, investors purchasing shares of common stock in this offering will pay a premium of $22.52 per share over the December 31, 2004 tangible book value per share. Also, as of December 31, 2004, there were outstanding stock options for the purchase of an aggregate of 487,805 shares of common stock at a weighted average exercise price of $19.30 per share. The exercise of such stock options may result in dilution to the purchasers of shares in this offering. See “Capitalization.”

Purchasers of common stock in this offering may experience additional dilution if we issue additional stock in the future.

If our board of directors should determine in the future that there is a need to obtain additional capital through the issuance of additional shares of our common stock or securities convertible into shares of our common stock, such issuances could result in further dilution to the purchasers of shares in this offering. Similarly, if the board of directors decides to grant additional stock options for the purchase of shares of our common stock, the addition of such stock options would expose new shareholders to dilution. See “Capitalization.”

Certain Anti-Takeover measures affect the ability of shareholders to effect takeover transactions.

We are subject to the Rhode Island Business Combination Act which, subject to certain exceptions, prohibits business combinations involving certain shareholders of publicly held corporations for a period of five years after such shareholders acquire 10% or more of the outstanding voting stock of the corporation. In addition, our Articles of Incorporation and By-laws, among other things, provide that, in addition to any vote required by law, the affirmative vote of two-thirds of the holders of our voting stock, voting as a single class, is required for approval of all business combinations. Our board of directors also has the authority, without further action by shareholders, to issue additional preferred stock in one or more series and to fix by resolution, the rights, preferences and privileges of such series to the extent permitted by law. Our board could designate certain rights and privileges for such preferred stock which would discourage unsolicited tender offers or takeover proposals or have anti-takeover effects. Our Articles also provide for three classes of directors to be elected for staggered three year terms, which makes it more difficult to change the composition of our board. All of these provisions may make it more difficult to effect a takeover transaction.

Our directors and executive officers own a significant portion of our common stock.

Our directors and executive officers, as a group, beneficially owned approximately 21.4% of our outstanding common stock as of December 31, 2004. As a result of their ownership, the directors and executive officers would have the ability, if they vote their shares in a like manner, to significantly influence the outcome of all matters submitted to shareholders for approval, including the election of directors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward looking statements in this prospectus and in other documents that we incorporate by reference into this prospectus that are based upon our current expectations and projections about current events. We intend these forward looking statements to be covered by the safe harbor provisions for “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, and we are including this statement for purposes of these safe harbor provisions. You can identify these statements by reference to a future period or periods by our use of the words “estimate,” “project,” “may,” “believe,” “intend,” “anticipate,” “plan,” “seek,” “expect” and similar terms or variations of these terms. These forward looking statements include:

•	statements of our goals, intentions and expectations;

•	statements regarding our business plans and prospects and growth and operating strategies including the branch expansion plan;

•	statements regarding the quality of our products and our loan and investment portfolios; and

•	estimates of our risks and future costs and benefits.

These forward looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following important factors that could affect the actual outcome of future events:

•	significantly increased competition among depository and other financial institutions;

•	changes in the interest rate environment that reduce our margins or reduce the fair value of financial instruments;

•	general economic conditions, either nationally or in our market area, that are worse than expected;

•	adverse changes in the securities markets;

•	credit risk of lending activities, including changes in the level and trend of loan delinquencies and write-offs;

•	changes in management’s estimate of the adequacy of the allowance for loan and lease losses;

•	the ability to successfully integrate new branches into our branch footprint;

•	legislative or regulatory changes that adversely affect our business;

•	the ability to enter new markets successfully and capitalize on growth opportunities;

•	effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

•	timely and efficient development of and acceptance of new products and services;

•	changes in consumer spending, borrowing and savings habits;

•	effects of changes in accounting policies and practices, as may be adopted by the bank regulatory agencies and other regulatory and accounting bodies;

•	changes in our organization, compensation and benefit plans;

•	costs and effects of litigation and unexpected or adverse outcomes in such litigation; and

•	our success in managing risks involved in the foregoing.

Actual results may differ materially from those set forth in forward looking statements as a result of these and other risks and uncertainties, including those detailed from time to time in filings with the FDIC and the SEC. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading “Risk Factors,” that we believe could cause actual results or events to differ materially from the forward looking statements that we make. Our forward looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward looking statements.

USE OF PROCEEDS

The net proceeds to us from the sale of 550,000 shares of common stock that we are offering, assuming a public offering price of $39.51, will be approximately $20.0 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriter exercises its over-allotment option in full, the net proceeds to us will be approximately $23.1 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the estimated net proceeds from this offering to support our asset growth and continued expansion of our business, including the addition of branches, and for other general corporate purposes, including working capital.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2004. Our capitalization is presented on an actual basis and on an as adjusted basis giving effect to the sale of 550,000 shares of our common stock in this offering and our receipt of $20.0 million in estimated net proceeds from this offering, assuming a public offering price of $39.51 per share, assuming the underwriter does not elect to exercise its over-allotment option and after deducting the underwriting discount and estimated expenses of the offering.

The following data should be read in conjunction with the Consolidated Financial Statements and notes thereto incorporated by reference into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2004:

	As of December 31, 2004
	Actual	As adjusted
	(In thousands)
Long term debt:
Subordinated deferrable interest debentures	$18,558	$18,558
Advances from the Federal Home Loan Bank due after 12/31/05	137,778	137,778
Total	156,336	156,336

Shareholders’ equity:
Preferred stock, par value $0.01 per share, 1,000,000 shares authorized; issued and outstanding: None	—	—
Common stock par value $0.01 per share: 11,000,000 shares authorized; 4,010,554 issued and 3,891,190 outstanding at December 31, 2004— As adjusted: 4,560,554 issued and outstanding	40	46
Additional paid-in capital	42,852	62,888
Retained Earnings	35,373	35,373
Accumulated other comprehensive income, net of taxes	658	658
Total shareholders’ equity	$78,923	$98,965

Book value per common share	$19.68	$21.70
Tangible book value per common shares	16.99	19.34

Capital Ratios:
Leverage (1):	7.06%	8.72%
Risk-based capital (2):
Tier 1	10.01%	12.08%
Total	11.26%	13.30%

(1)	Leverage ratio is defined as Tier 1 capital (pursuant to risk-based capital guidelines) as a percentage of adjusted average assets for the year ended December 31, 2004. As adjusted calculation assumes that proceeds from the offering would have been received as the last transaction for the year ended December 31, 2004.
(2)	The as adjusted calculations for the risk-based capital ratios assume that the proceeds from the offering are invested in assets which carry a 100% risk-weighting as of December 31, 2004.

MARKET FOR COMMON STOCK AND DIVIDENDS

Our common stock is traded on the Nasdaq National Market under the symbol “BARI”. The table below sets forth the range of high and low sales prices known to us for each full quarterly period within the two most recent fiscal years. As of December 31, 2004, there were 4,010,554 shares of common stock outstanding, held by approximately 1,400 shareholders of record. As of that date, there were also outstanding options to purchase 487,805 shares of common stock, of which 392,320 were exercisable at a weighted average exercise price of $19.30. We currently pay a quarterly cash dividend of $0.15 per share. On January 25, 2005, we declared a quarterly cash dividend of $0.15 per share, payable on March 8, 2005 to shareholders of record on February 15, 2005. The continued declaration and payment of dividends is within the discretion of our board of directors and will depend on a number of factors, including our earnings, financial condition, capital requirements, statutory and regulatory limitations and general economic and other business considerations.

	Price Per Share		Dividend Paid
	High	Low
2004 Quarter Ended
December 31	$40.71	$35.20	$0.15
September 30	$36.65	$34.00	$0.15
June 30	$35.97	$32.45	$0.14
March 31	$33.70	$31.46	$0.14

2003 Quarter Ended
December 31	$33.40	$28.00	$0.14
September 30	$29.00	$21.49	$0.14
June 30	$26.80	$21.60	$0.14
March 31	$23.50	$20.65	$0.14

MANAGEMENT

The following table sets forth information, regarding our directors and executive officers. Each director serves as a director of both the Company and the Bank.

Name	Age	Position	Year First Became Director
Merrill W. Sherman (4)	56	President and CEO/ Director of the Company and the Bank	1996
Donald C. McQueen	48	Vice President and Assistant Secretary of the Company and COO of the Bank	N/A
Albert R. Rietheimer	48	CFO and Treasurer of the Company and CFO of the Bank	N/A
Linda H. Simmons	45	Executive Vice President—Finance and Treasurer of the Bank	N/A
James V. DeRentis	43	Executive Vice President—Retail Banking of the Bank	N/A
Margaret D. Farrell (3)(4)	55	Secretary/Director	1996
Karen Adams (5)	49	Director	2002
Anthony F. Andrade (2)	57	Director	1996
John R. Berger (2)	61	Director	1997
Malcolm G. Chace (3)(4)	70	Director	1996
Ernest J. Chornyei, Jr. (1)	62	Director	1996
Meredith A. Curren (1)(2)	45	Director	2002
Karl F. Ericson (1)(4)	71	Director	1996
Mark R. Feinstein (5)	49	Director	1996
Edward J. Mack II (2)	46	Director	2002
Bogdan Nowak (3)(5)	41	Director	2002
Pablo Rodriguez, M.D. (2)	50	Director	2003
Cheryl W. Snead (1)	46	Director	1996
John A. Yena (3)(4)(5)	64	Director	1996

(1)	Member of the Company’s and the Bank’s Audit Committees (Chairman is Karl F. Ericson).
(2)	Member of the Company’s and the Bank’s Compensation Committees (Chairman is John R. Berger).
(3)	Member of the Company’s Board Governance and Nominating Committee (Chairman is Malcolm G. Chace).
(4)	Member of the Company’s and the Bank’s Executive Committees (Chairman is Malcolm G. Chace).
(5)	Member of the Bank’s Directors Loan Committee (Chairman is Bogdan Nowak).

Merrill W. Sherman has been the President and Chief Executive Officer of each of the Company and the Bank since each commenced operation. Ms. Sherman also serves as a director of the Providence Journal Co., a subsidiary of Belo Corp.

Donald C. McQueen has been Vice President and Assistant Secretary of the Company since its formation, and the Bank’s Chief Operating Officer since September 2004. He served as the Bank’s Executive Vice President and Chief Credit and Administrative Officer from October 2001 to September 2004 and as the Bank’s Executive Vice President and Chief Lending Officer from May 1998 through October 2001.

Albert R. Rietheimer has been the Chief Financial Officer and Treasurer of the Company since it commenced operation and Chief Financial Officer of the Bank since September 1996. He also served as Treasurer of the Bank from September 1996 to September 2004. Mr. Rietheimer is a certified public accountant.

Linda H. Simmons has been the Bank’s Executive Vice President—Finance and Treasurer since September 8, 2004. From 1995 until joining the Bank, Ms. Simmons held various significant positions with Fleet Financial

Corp.’s Treasury Group in the asset/liability management area, including serving as Director of International Asset Liability Management at Bank of America, successor to Fleet.

James V. DeRentis has been the Bank’s Executive Vice President—Retail Banking since October 2001. Mr. DeRentis served as the Bank’s Senior Vice President—Retail Banking from December 1998 through October 2001.

Margaret D. Farrell has been Secretary of the Company and the Bank since their formation. She has been a Partner at the law firm of Hinckley, Allen & Snyder LLP located in Providence, Rhode Island since 1981.

Karen Adams has been employed as a television news anchor for WPRI-TV (Sunrise Television Corp.) in Rhode Island since 1989.

Anthony F. Andrade serves as President of A&H Composition and Printing and is the former President of Universal Press Graphics, Inc.

John R. Berger has been a business consultant since 1994. Prior thereto he was Executive Vice President and Director of Mergers and Acquisitions (1993-94) and Executive Vice President and Chief Investment Officer (1985-93) for Shawmut National Corporation.

Malcolm G. Chace has been Chairman of the Board of the Company and the Bank since their formation. He is currently the Chairman of Mossberg Industries, a plastic manufacturing and packaging company, Chairman of Southeastern New England Shipbuilding Corporation (SENESCO Marine), a manufacturer of double-hulled barges, and a director of Berkshire Hathaway, Inc.

Ernest J. Chornyei, Jr. has served as a business consultant since February 2000 and prior thereto was Chairman of the Board of Bradford Dyeing Association, Inc. (textiles) in Westerly, Rhode Island.

Meredith A. Curren has been the Chief Financial Owner and Principal of Pease & Curren, Inc. (precious metals) since 1990. She is also a Trustee of Ocean State Tax Exempt Fund (a municipal bond mutual fund).

Karl F. Ericson is currently a business consultant and was a partner of KPMG LLP from 1970 through 1990.

Mark R. Feinstein has been President of Northeast Management Inc. (video store franchisee) since 1991.

Edward J. Mack, II has been the President and owner of Tri-Mack Plastics Manufacturing Company (engineering, design and manufacture of custom high performance plastic parts) located in Bristol, Rhode Island, since 1990.

Bogdan Nowak has been the President of Rhode Island Novelty, Inc. since 1986 and the President of Chemical Light Technologies, Inc. since 1995.

Pablo Rodriguez, M.D. has been the President of Women’s Care, Inc. (medical services) since 1987.

Cheryl W. Snead has been the President and Chief Executive Officer of Banneker Industries, Inc. (manufacturing, assembly and packaging and logistics management) since 1991.

John A. Yena has been the Vice Chairman of the board of directors of the Company and the Bank since July 2003. He is currently Chairman of the Board of Johnson & Wales University, headquartered in Providence, Rhode Island. He was Chief Executive Officer of Johnson & Wales University from July 1989 to June 2004.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

Security Ownership of Directors and Executive Officers

The following table sets forth certain information, as of February 1, 2005, with respect to the beneficial ownership of the outstanding common stock held by (i) each of our directors and our five most highly compensated executive officers and (ii) our directors and our executive officers as a group. Except as otherwise indicated, each of the shareholders listed below has sole voting and investment power over the shares beneficially owned.

Name	Position	Amount of Securities Beneficially Owned	Percent Ownership (a)
Karen Adams (b)(c)	Director	2,775	*
Anthony F. Andrade (d)	Director	54,500	1.4%
John R. Berger (d)	Director	6,569	*
Malcolm G. Chace (e)	Director	553,608	13.8%
Ernest J. Chornyei (d)(f)	Director	112,500	2.8%
Meredith A. Curren (b)	Director	2,000	*
James V. DeRentis (j)	Bank Executive VP—Retail Banking	29,400	*
Karl F. Ericson (d)	Director	13,500	*
Margaret D. Farrell (d)(g)	Secretary/Director	7,000	*
Mark R. Feinstein (d)	Director	18,000	*
Edward J. Mack, II (b)	Director	2,675	*
Donald C. McQueen (k)	Vice President and Bank COO	51,512	1.3%
Bogdan Nowak (b)(m)	Director	23,300	*
Albert R. Rietheimer (l)	CFO	60,270	1.5%
Pablo Rodriguez, M.D. (b)	Director	2,500	*
Merrill W. Sherman (h)	CEO/Director	239,800	5.7%
Linda H. Simmons (n)	Bank Executive VP—Finance	2,500	*
Cheryl W. Snead (d)	Director	5,010	*
John A. Yena (i)	Director	9,500	*
Directors & Executive Officers as a Group (19 persons) (o)		1,196,919	27.7%

*	Less than one percent.
(a)	If applicable, beneficially owned shares include shares owned by the spouse, children and certain other relatives of the director or executive officer, as well as shares held by trusts of which the person is a trustee or in which he or she has a beneficial interest and shares acquirable pursuant to options which are presently or will become exercisable within 60 days. All information with respect to beneficial ownership has been furnished by the respective directors and executive officers.
(b)	Includes 2,000 shares that may be acquired pursuant to options.
(c)	Includes 325 shares held by Ms. Adams’ spouse.
(d)	Includes 4,500 shares that may be acquired pursuant to options.
(e)	Includes 549,108 shares held by trusts of which Mr. Chace, his spouse or an immediate family member is a co-trustee and has shared voting and investment power. Mr. Chace disclaims any economic or beneficial interest in 9,225 of such shares. Also includes 4,500 shares held by Mr. Chace’s spouse.
(f)	Includes 108,000 shares held by a trust of which Mr. Chornyei is a beneficiary.
(g)	Includes 500 shares held by a retirement plan of which Ms. Farrell is a co-trustee.
(h)	Includes 162,600 shares that may be acquired pursuant to options and 3,850 shares of restricted stock.
(i)	Includes 1,000 shares that may be acquired pursuant to options.
(j)	Includes 29,300 shares that may be acquired pursuant to options.
(k)	Includes 23,106 shares that may be acquired pursuant to options.

(l)	Includes 52,270 shares that may be acquired pursuant to options.
(m)	Includes 10,000 shares held by investment company of which Mr. Nowak is a control person.
(n)	Includes 2,500 shares that may be acquired pursuant to options
(o)	Includes 312,276 shares that may be acquired pursuant to options.

Security Ownership of 5% Beneficial Owners

The following table sets forth certain information, as of February 1, 2005, regarding the beneficial owners of more than 5% of the outstanding common stock:

Name	Amount of Securities Beneficially Owned (a)	Percent Ownership
Malcolm G. Chace (b) c/o Point Gammon Corporation One Providence Washington Plaza Providence, RI 02903	553,608	13.8%

Friedman, Billings, Ramsey Group, Inc. 1001 19th Street North Arlington, VA 22209-1710	275,896	6.8%

Greenwood Partners, L.P. 1601 Forum Place, Suite 905 W. Palm Beach, FL 33401	205,684	5.1%

Richard A. Grills P.O. Box 539 Westerly, RI 02891	249,995	6.2%

Merrill W. Sherman (c) c/o Bancorp Rhode Island, Inc. One Turks Head Place Providence, RI 02903	239,800	5.7%

(a)	All information is based upon ownership of record as reflected on the stock transfer books of the Company or as reported on Schedule 13G or Schedule 13D filed under Rule 13d-1 under the Securities Exchange Act of 1934.
(b)	Includes 549,108 shares held by trusts of which Mr. Chace, his spouse or an immediate family member is a co-trustee and has shared voting and investment power. Mr. Chace disclaims any economic or beneficial interest in 9,225 of such shares. Also includes 4,500 shares held by Mr. Chace’s spouse.
(c)	Includes 162,600 shares that may be acquired pursuant to options and 3,850 shares of restricted stock.

UNDERWRITING

Subject to the terms and conditions stated in the underwriting agreement, we have agreed to sell, and the underwriter, Ryan Beck & Co., Inc., has agreed to purchase 550,000 shares of our common stock. The common stock will be offered subject to receipt and acceptance by the underwriter and to certain other conditions, including the right to reject orders in whole or in part.

Under the terms and conditions of the underwriting agreement, the underwriter is obligated to accept and pay for all of the shares of common stock, if any are taken. The underwriting agreement provides that the obligations of the underwriter are subject to approval of certain legal matters by its counsel, including the authorization and the validity of the common stock, and to other conditions contained in the underwriting agreement, such as effectiveness with the SEC of the registration statement that includes this prospectus and the receipt by the underwriter of certificates from our officers, legal opinions from our attorneys and a letter from our independent accountants regarding our financial statements and the statistical data contained in this prospectus and in our filings under the Securities Exchange Act of 1934.

We have been advised that the underwriter proposes to offer the shares of common stock to the public at the public offering price set forth on the cover of this prospectus and to certain selected dealers at this price, less a concession not in excess of $1.42 per share. The underwriter may allow, and any selected dealers may reallow, a concession not to exceed $0.10 per share to certain brokers and dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be changed by the underwriter.

In addition, we have granted the underwriter an option to purchase additional shares of our common stock, not to exceed 82,500 shares, on the same terms as other shares purchased by the underwriter. The underwriter may exercise this option at any time during a period of 30 days following the offering. In the event the underwriter exercises this option in full, the total offering price, aggregate discounts and commissions and net proceeds before expenses of the offering will each increase by 15%. The underwriter may exercise the option to purchase additional shares of our common stock solely for the purpose of covering over-allotments, if any, made in connection with the distribution.

The underwriter has informed us that it does not intend to confirm sales to any accounts over which it exercises discretionary authority.

All of our executive officers and directors have agreed that, for six months following the closing date of this offering, they will not, without the underwriter’s prior written consent, directly or indirectly, offer for sale, sell, contract to sell, or grant any option to sell (including, without limitation, any short sale), pledge, transfer, assign or otherwise dispose of any shares of our common stock or securities exchangeable for or convertible into shares of our common stock (other than through a cashless exercise of an option); provided that the underwriter has agreed not to withhold its consent to such persons’ sale of our common stock to pay taxes (including alternative minimum taxes) arising in connection with the exercise of any options.

We will reimburse the underwriter for its reasonable out-of-pocket expenses up to a maximum of $75,000 in the aggregate, including fees of counsel for the underwriter.

We have agreed to indemnify the underwriter and the persons who control it against certain liabilities, including liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 and liabilities arising from breaches of the representations, warranties and covenants contained in the underwriting agreement, and, under certain conditions, to contribute to any payment that the underwriters may be required to make for those liabilities.

During and after this offering, the underwriter may purchase and sell our common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of our common stock. The underwriter also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of our common stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of our common stock which may be higher than the price that might otherwise prevail in the open market, and these activities, if commenced, may be discontinued at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

Certain of our officers and directors have indicated an intent to participate in this offering through the purchase of approximately 42,500 shares of our common stock in the aggregate. Such participation is permitted where a specific portion of the offering is directed for sale to officers and directors by the issuer. Officers and directors who purchase shares will be prohibited from the sale, transfer, assignment, pledge or hypothecation of our common stock for a six-month period following the closing date of this offering. We are directing 42,500 shares of our common stock for purchase by our officers and directors in this offering.

LEGAL MATTERS

The law firm of Hinckley, Allen & Snyder LLP, of which Margaret D. Farrell (a director and Secretary of both the Company and the Bank) is a partner, provides legal services to the Company and the Bank, and will pass on the validity of the shares of common stock offered by this prospectus. In addition, the spouse of director Edward J. Mack II is also a partner in Hinckley, Allen & Snyder LLP. Goodwin Procter LLP, Boston, Massachusetts, is counsel to the underwriter in connection with this offering and will pass on certain legal matters.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The consolidated financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K for each of the years in the three year period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated herein by reference in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information on its public reference room. Our SEC filings are also available to you on the SEC’s Internet website at http://www.sec.gov. The Company makes available free of charge through its website at http://www.bankri.com all reports it electronically files with, or furnishes to, the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments to those reports, as soon as reasonably practicable after those documents are filed with, or furnished to, the SEC.

This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules, as permitted by the rules and regulations of the SEC. As a result, statements made in this prospectus as to the contents of any contract or other document are not necessarily complete. You should read the full text of any contract or document filed as a schedule or exhibit to the registration statement for a more complete understanding of the contract or document involved. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s Internet website.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents that we have previously filed with the SEC or documents that we will file with the SEC in the future. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the following documents set forth below that we have previously filed with the SEC:

(1) Our Annual Report on Form 10-K for the year ended December 31, 2004;

(2) Our Current Reports on Form 8-K dated January 25, 2005, January 21, 2005, and February 9, 2005;

(3) Our definitive Proxy Statement filed on April 13, 2004 in connection with our annual meeting of shareholders held on May 19, 2004;

(4) The description of our common stock contained in our Registration Statement filed under Section 12 of the Securities Exchange Act of 1934 on Form 8-A, including all amendments or reports filed for the purpose of updating such description; and

(5) The Company’s Registration Statement on Form S-4, SEC File No. 333-33182.

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Securities Exchange Act of 1934 after the initial filing of the registration statement that contains this prospectus and prior to the date of the termination of the offering of the common stock offered hereby shall be deemed to be incorporated by reference into this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person to whom a prospectus is delivered, upon written or oral request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference (other than exhibits to such documents). Written requests should be directed to Albert R. Rietheimer, Chief Financial Officer, Bank Rhode Island, One Turks Head Place, Providence, Rhode Island 02903. Telephone requests may be directed to (401) 456-5000.

No person has been authorized to give any information or to make any representation other than as contained in this prospectus and, if given or made, such other information or representation must not be relied upon as having been authorized by Bancorp Rhode Island, Inc. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of Bancorp Rhode Island, Inc. since any of the dates as of which information is furnished herein or since the date hereof.

550,000 Shares

Common Stock

Par Value $0.01 per share

PROSPECTUS

                    , 2005

These Securities are not deposits or savings accounts or obligations of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the shares of common stock being registered hereby, all of which will be borne by us (except underwriting discounts and commissions and any expenses incurred by the underwriter in excess of the $75,000 reimbursement cap). All amounts shown are estimates except the SEC registration fee, the NASD filing fee and the Nasdaq listing fee.

Filing Fee—SEC	$2,959
NASD Filing Fee	2,686
Nasdaq Listing Fee	5,500
Legal fees and expenses	200,000
Transfer Agent fees and expenses	10,000
Accounting fees and expenses	125,000
Miscellaneous expenses (printing, postage, EDGAR)	38,855

Total Expenses	$385,000

Item 15. Indemnification of Directors and Officers.

Item 20. “Indemnification of Directors and Officers” of Part II of the Form S-4 Registration Statement declared effective by the SEC on April 13, 2000, including all amendments or reports filed for the purpose of updating such information, is hereby incorporated by reference in this prospectus.

Item 16. Exhibits

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-3.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act, that are incorporated by reference in this Registration Statement.

(2) That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby further undertakes that,

(4) For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) For the purpose of determining any liability under the Securities Act, it shall treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the undersigned Registrant under rule 424(b)(1), or (4), of 497(h) under the Securities Act as part of this registration statement as of the time the SEC declares it effective.

(6) For the purpose of determining any liability under the Securities Act, it shall treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the indemnification provisions described herein, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES AND POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Providence, State of Rhode Island, on the 23rd day of February, 2005.

BANCORP RHODE ISLAND, INC.

By:	s/ MERRILL W. SHERMAN
Merrill W. Sherman President and Chief Executive Officer

We, the undersigned officers and directors of Bancorp Rhode Island, Inc., in the City of Providence, Rhode Island hereby severally constitute and appoint Merrill W. Sherman and Albert R. Rietheimer our true and lawful attorneys with full power of substitution together, and each of them singly, to sign for us and in our names in the capacities indicated below, the Registration Statement on Form S-3 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement, and generally to do all such things in our names and on our behalf in our capacities as officers and directors to enable Bancorp Rhode Island, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any one of them, to said Registration Statement and all amendments thereto.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

s/ MERRILL W. SHERMAN Merrill W. Sherman	President and Chief Executive Officer; Director	2/23/05

s/ ALBERT R. RIETHEIMER Albert R. Rietheimer	Chief Financial Officer and Treasurer (Principal Financial and Accounting Officer)	2/23/05

s/ KAREN ADAMS Karen Adams	Director	2/23/05

s/ ANTHONY F. ANDRADE Anthony F. Andrade	Director	2/23/05

S/ JOHN R. BERGER John R. Berger	Director	2/23/05

s/ MALCOLM G. CHACE Malcolm G. Chace	Director	2/23/05

s/ ERNEST J. CHORNYEI, JR. Ernest J. Chornyei, Jr.	Director	2/23/05

s/ MEREDITH A. CURREN Meredith A. Curren	Director	2/23/05

Signature	Title	Date

S/ KARL F. ERICSON Karl F. Ericson	Director	2/23/05

s/ MARGARET D. FARRELL Margaret D. Farrell	Director	2/23/05

S/ MARK R. FEINSTEIN Mark R. Feinstein	Director	2/23/05

s/ EDWARD J. MACK II Edward J. Mack II	Director	2/2305

s/ BOGDAN NOWAK Bogdan Nowak	Director	2/23/05

s/ PABLO RODRIGUEZ Pablo Rodriguez	Director	2/23/05

s/ CHERYL W. SNEAD Cheryl W. Snead	Director	2/23/05

S/ JOHN A. YENA John A. Yena	Director	2/23/05

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.1	Form of Underwriting Agreement*

3.1	Articles of Incorporation of the Company, as amended[1]

3.2	By-laws of the Company, as amended[2]

4.1	Specimen common stock certificate for shares, $0.01 par value, of the registrant filed as Exhibit 4.1 to the Company’s Registration Statement on Form S-4 (File No. 333-33182), filed March 23, 2000, is hereby incorporated herein by reference.

4.2	See Exhibits 3.1 and 3.2 for provisions of the Articles of Incorporation and the By-Laws defining rights of holders of common stock.

5.1	Opinion of Hinckley, Allen & Snyder LLP*

23.1	Consent of KPMG LLP, independent registered public accounting firm

23.2	Consent of Hinckley, Allen & Snyder LLP, included in Exhibit 5.1*

24.1	Power of Attorney (See page II-3 of this Registration Statement)

*	To be filed supplementally or by amendment.
[1]	Incorporated by reference from the Company’s Registration Statement on Form S-4, SEC File No. 333-33182.
[2]	Incorporated by reference from the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2004.